UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Lee Young

Legal Director, Corporate Transactions

TOTAL SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

Ryan J. Maierson

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

TOTAL Classification: Restricted Distribution

TOTAL - All rights reserved

CUSIP No. 87968A104

1	NAMES OF REPORTING PERSONS: TOTAL SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 39,674,693
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 39,674,693

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,674,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.26% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 386,586,636 shares of Tellurian Inc.’s common stock issued and outstanding as of February 9, 2021, as set forth in Tellurian Inc.’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 24, 2021.

TOTAL Classification: Restricted Distribution

TOTAL - All rights reserved

1	NAMES OF REPORTING PERSONS: TOTAL Delaware, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 39,674,693
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 39,674,693

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,674,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.26% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 386,586,636 shares of Tellurian Inc.’s common stock issued and outstanding as of February 9, 2021, as set forth in Tellurian Inc.’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 24, 2021.

TOTAL Classification: Restricted Distribution

TOTAL - All rights reserved

The Schedule 13D filed on February 27, 2017 (the “Schedule 13D”) by TOTAL SE (formerly known as TOTAL S.A.), a European company (societas europaea or SE) under the laws of the Republic of France (“Total SE”), and TOTAL Delaware, Inc., a Delaware corporation (“Total Delaware” and, together with Total SE, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Tellurian Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on May 11, 2017, Amendment No. 2 filed on February 19, 2019, Amendment No. 3 filed on April 5, 2019, Amendment No. 4 filed on July 12, 2019, Amendment No. 5 filed on July 10, 2020 and Amendment No. 6 filed on August 3, 2020, is hereby amended and supplemented as set forth below by this Amendment No. 7 to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on March 16, 2021, the Reporting Persons are the beneficial owner of 39,674,693 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 39,674,693 shares of Common Stock beneficially owned by the Reporting Persons as of the close of business on March 16, 2021 by (ii) 386,586,636 shares of Common Stock issued and outstanding as of February 9, 2021, as set forth in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 24, 2021.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(c) The table below specifies the date, amount and weighted average per share price of shares of Common Stock sold by the Reporting Persons since the most recent filing of Schedule 13D by the Reporting Persons. All transactions reflected in the table below were effected in the open market on the NASDAQ Capital Market. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during such 60-day period.

Reporting Person	Trade Date	Number of Shares	Price Per Share
Total Delaware, Inc.	March 1, 2021	352,692	$3.0398	(1)
Total Delaware, Inc.	March 9, 2021	740,263	$2.5223	(2)
Total Delaware, Inc.	March 10, 2021	449,401	$2.5392	(3)
Total Delaware, Inc.	March 11, 2021	1,063,878	$2.7174	(4)
Total Delaware, Inc.	March 12, 2021	1,214,556	$2.7605	(5)
Total Delaware, Inc.	March 15, 2021	587,987	$2.8460	(6)
Total Delaware, Inc.	March 16, 2021	835,428	$2.7862	(7)

(1)   The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $3.0000 to $3.1400 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(2)   The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.5000 to $2.5550 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

TOTAL Classification: Restricted Distribution

TOTAL - All rights reserved

(3)   The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.5150 to $2.6100 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(4)   The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.5700 to $2.8200 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(5)   The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.5600 to $2.8200 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(6)   The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.7000 to $2.9900 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(7)   The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.7000 to $2.8500 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

TOTAL Classification: Restricted Distribution

TOTAL - All rights reserved

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2021	TOTAL SE

	By:	/s/ Aurélien Hamelle
	Name: Title:	Aurélien Hamelle General Counsel

TOTAL DELAWARE, INC.

	By:	/s/ Vincent Stoquart
	Name: Title:	Vincent Stoquart President

TOTAL Classification: Restricted Distribution

TOTAL - All rights reserved